Barrett S. DiPaolo
Senior Counsel

September 7, 2011

Via EDGAR Submission
Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549-7010

Re:	Li3 Energy, Inc.
Registration Statement on Form S-1
Filed July 1, 2011
File No.  333-175329

Attention:	Ms. Pamela A. Long, Assistant Director
Mr. Errol Sanderson
Mr. Jeffrey Gordon

Ladies and Gentlemen:

On behalf of our client, Li3 Energy, Inc., a Nevada corporation (the “Company”), we refer to the comments of the Staff of the Securities and Exchange Commission as set forth in your letter dated July 28, 2011 (the “Comment Letter”), addressed to Luis Saenz, Chief Executive Officer of the Company, relating to the above-captioned Registration Statement on Form S-1 filed by the Company.  At the request of Mr. Errol Sanderson of the Staff, we are writing to inform you that the Company intends to file its responses to the Comment Letter by September 16, 2011.  The Company’s response has been delayed due to the need of management to focus on the recently announced strategic transaction with an affiliate of POSCO, a diversified company, with operations in energy, chemicals and materials and one of the largest steel manufacturers in the world.  The Company has limited management resources, and this important cross-border transaction required their sustained attention to complete.

We trust that this schedule will be satisfactory to the Staff.  In the meantime, if the Staff has any questions or comments with respect to the foregoing, please contact me at (212) 400-6910.

Sincerely yours,

/s/ Barrett S. DiPaolo

Barrett S. DiPaolo

cc:	Luis Saenz
Christy Albeck
Jeffrey V. Houston
Adam S. Gottbetter